Exhibit 99.3

PREMIUM NICKEL RESOURCES LTD. REPORTS ADDITIONAL ASSAY RESULTS AT ITS

100% OWNED SELEBI MINE IN BOTSWANA: 6.40 METRES OF 0.52% NI, 2.63% CU, 1.51% NIEQ

Toronto, Ontario, September 13, 2022 – Premium Nickel Resources Ltd. (formerly, North American Nickel Inc.) (TSXV:PNRL) ("PNRL" or the "Company") is pleased to report additional assay results from the Company's 2022 diamond drilling program at its 100% owned Selebi nickel-copper-cobalt ("Ni-Cu-Co") sulphide Mine in Botswana.

The Company's 2022 diamond drilling program commenced March 14, 2022, with approximately 8,958 metres of drilling completed as of September 5, 2022. Assay results have been received for an additional two drillholes, SMD-22-001-W1 and SMD-22-002 and are reported herein.

Initial drill hole SMD-22-001 was prioritized to test an off-hole borehole electromagnetic ("BHEM") target from historical hole sd140 identified by PNRL during the compilation and verification of historic data in 2021. This initial hole was previously released and intersected two intervals of amphibolite hosted Ni-Cu sulphide mineralization (see news release dated August 17, 2022). SMD-22-001-W1 is a wedge hole that intersected two intervals of mineralization located 85 metres from SMD-22-001 in the direction of historic hole sd119. Hole SMD-22-002 pierced mineralized amphibolite 110 metres down-dip of sd119 and is interpreted to be located west of the fold structure that contains thick intervals of massive sulphides (figure 1).

SMD-22-001-W1 intersected two intervals of amphibolite hosted Ni-Cu sulphides. This new hole has returned potentially significant results including:

•	SMD-22-001-W1 (upper interval): 4.35 metres of 0.98% Ni, 1.61% Cu, 0.02% Co and 4.69 g/t Ag (1.59% NiEq)

•	SMD-22-001-W1 (lower interval): 12.55 metres of 0.39% Ni, 1.99% Cu, 0.02% Co and 5.42 g/t Ag (1.14% NiEq)

o	Including 6.40 metres of 0.52% Ni, 2.63% Cu, 0.03% Co & 7.49 g/t Ag (1.51% NiEq)

Keith Morrison, CEO, commented: "A SAMREC compliant resource was calculated for the Selebi Mine in 2016 that included Measured and Indicated Mineral Resources of 7.19 Mt of 1.05 % Ni and 2.28 % Cu and Inferred Mineral Resourced of 4.09 Mt of 0.86% Ni and 1.21 % Cu (see "Technical Report"). Due to the location of drilling completed by the previous operator at that time, the volume contained in this SAMREC resource is located at shallower depths than the main controlling structure of the mineralization. PNRL is using a combination of BHEM and structural data to accurately locate this structure and drill additional associated massive sulphide mineralization. The purpose of this additional drilling is to extend future PEA resource calculations to include these mineralized volumes that were not included in the SAMREC resource estimate."

This news release summarizes the results from drill hole SMD-22-001-W1, which was wedged from SMD-22-001 at 453.55 and drilled to 1467.95m, as well as SMD-22-002 which was drilled from surface to a down hole depth of 1,467.95 metres. A summary of assays and drill collar information are provided in Tables 1 and 2, respectively. An inclined long section and drill plan map are provided in Figures 1 and 2, respectively. Figures may be viewed using the link provided with this news release.

Further details of drilling completed at the Selebi deposit are outlined below.

SMD-22-001-W1 targeted the area midway between SMD-22-001 and sd119 (figure 2). Two extended intervals of amphibolite with localized Ni-Cu sulphide mineralization and large sections of barren amphibolite were encountered; the two intervals are separated by a 0.8 metre interval of weakly mineralized quartzo feldpathic gneiss.

The sulphide mineralization in the upper amphibolite unit (from 1344.05 to 1387.65 metres) consists of textures ranging from disseminated, to coarse blebby and local semi-massive to massive sulphide stringers hosted in a coarse grained massive amphibolite that returned 0.37% Ni, 0.58% Cu, 0.01% Co and 2.95 g/t silver ("Ag") over 6.95 metres from 1,344.05 to 1,351.00 metres. Lower down, from 1363.0 to 1367.35 metres, the mineralized amphibolite host returned values of 0.98% Ni and 1.61% Cu, 0.02% Co, 4.69 g/t Ag over 4.35 metres.

The lower mineralized amphibolite unit (from 1,388.40 to 1,403.50 metres) contains primarily disseminations and blebby sulphides with localized intervals of chalcopyrite-rich stringers to semi-massive sulphides that returned 0.39% Ni, 1.99% Cu, 0.02% Co and 5.42 g/t Ag over 12.55 metres from 1,385.65 to 1,398.20 metres. This interval included a more strongly mineralized portion over 6.40 metres that returned values of 0.52% Ni, 2.63% Cu, 0.03% Co, 7.49 g/t Ag from 1391.00 to 1397.40 metres.

BHEM results show that a strong conductor, dipping westward and plunging to the northwest, was intersected. The center of the conductor is located up-dip and north of SMD-22-001-W1.

Drill hole SMD-22-002 intersected a single short interval of mineralized amphibolite. Sulphide textures are primarily disseminations with chalcopyrite and pyrrhotite rich stringers that returned grades of 0.55% Ni, 0.22% Cu, 0.02% Co over 2.90 metres from 1,374.80 to 1,397.40 metres. BHEM results indicate that hole passed 15 metres below a strong conductor plunging to the northwest. This supports the geological interpretation that this hole is interpreted to have intercepted immediately west of the primary fold nose that contains thicker intervals of massive sulphides. (See Table 1). True thickness is expected to be 70 to 80% of drill length intervals.

Table 1: Assay Results Selebi Deposit (Selebi Mine)

Hole-ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	S (%)	Ag (g/t)	NiEq(1) (%)
SMD-22-001-W1	1,344.05	1,351.00	6.95	0.58	0.37	0.01	3.86	2.95	0.59
SMD-22-001-W1	1,363.00	1,367.35	4.35	1.61	0.98	0.02	12.6	4.69	1.59
SMD-22-001-W1	1,385.65	1,398.20	12.55	1.99	0.39	0.02	5.92	5.42	1.14
including	1,391.00	1,397.40	6.40	2.63	0.52	0.03	7.87	7.49	1.51
SMD-22-002	1,374.80	1,377.70	2.90	0.22	0.55	0.02	4.54	1.39	0.62

Note: (1) Nickel equivalent (NiEq) calculation based on London Metal Exchange prices as at August 29, 2022, being (i) nickel (US$21,633.00 per metric ton), (ii) copper (US$8,160.50 per metric ton)

To date, an additional two drill holes have reached target depth and tested the various modeled BHEM conductors. Assays are expected in the coming weeks. Table 2 below shows the hole coordinates and depths of each hole. The coordinate system is WGS84 UTM Zone 35 South.

Table 2: Drill Collar Information Selebi Deposit (Selebi Mine)

HOLE ID	UTM EAST	UTM NORTH	Elevation	Azimuth	Dip	Hole Length	Drilled Meters	Comment
SMD-22-001	582889.3	7562998.8	903.6	107.8	-78.4	1,498.37	1,498.37	completed
SMD-22-001-W1	582889.3	7562998.8	903.6	107.8	-78.4	1,467.95	1,015.40	wedge at 453.55m, completed
SMD-22-002	582854.5	7562848.3	904.2	107.0	-79.2	1,458.95	1,458.95	completed
SMD-22-003	582745.0	7562843.0	905.0	108.0	-78.5	54.84	54.84	hole abandoned, excessive deviation
SMD-22-004	582749.1	7562843.3	905.0	108.2	-78.5	427.07	427.07	on hold
SND-22-005	584710.0	7564991.3	895.0	297.9	-72.5	353.47	353.47	Hole halted at 353.47 due to excessive deviation from plan.
SND-22-005a	584710.0	7564991.3	895.0	297.9	-72.5	517.07	209.16	Wedged from 005 at 307.91m
SND-22-005b	584710.0	7564991.3	895.0	297.9	-72.5	909.67	469.80	Wedged from 005a at 439.87m
SND-22-005c	584710.0	7564991.3	895.0	297.9	-72.5	957.97	108.90	in progress
SMD-22-006	582754.0	7563543.0	903.0	108.4	-78.3	18.21	18.21	Abandoned in casing
SMD-22-006a	582754.0	7563543.0	903.0	108.4	-78.3	1,656.95	1,656.95	Re-start of SMD-006, hole completed
SMD-22-006a-W1	582754.0	7563543.0	903.0	108.4	-78.3	840.95	72.19	wedge at 840.95, hole in progress
SMD-22-007	582801.0	7563267.0	897.0	108.2	-76.9	21.94	21.94	Hole abandoned in casing
SMD-22-007a	582801.0	7563267.0	897.0	108.2	-76.9	1,592.84	1,592.84	hole completed
TOTAL							8,958.09	Sept. 5, 2022

Simultaneous to ongoing drilling, PNRL will continue to improve the database with the collection of additional data from the drilling, BHEM and gyro programs as it becomes available. In addition to the two diamonds drill rigs currently drilling new holes for PNRL, there have been up to three diamond drill rigs designated to cleaning out historic holes in preparation for the collection of gyro and BHEM data. To date, televiewer and physical property logging has been collected in five holes. Work is continuing on the creation of a 3D geological and structural model utilizing oriented core measurements from new holes and relogging of historic holes.

BHEM surveys are ongoing in both of the new and historic holes, results of these ongoing surveys continue to highlight the area at the down-dip western extent of the mineralized horizon. Structurally, the western extent of mineralization correlates with an interpreted fold nose with associated thickening of the mineralized amphibolite. Drilling continues to explore this structure both down dip and down-plunge.

PNRL’s engineering team, with the support of G-Mining Services and third parties, has completed its assessment, review and planning of required work to support the upcoming surface and underground drilling program at the Selebi North and Selebi deposits.

Since August 1, 2022, PNRL’s care and maintenance (“C&M”) team has taken responsibility from the Liquidator for the care and maintenance of the Selebi mine surface and underground infrastructure. The C&M team has also been supporting the engineering team in its planning and execution of underground work required to support underground drilling.

The Selebi Mine includes two shafts and related infrastructure (rail, power and water). The Selebi deposit is serviced by a 6.1 metre diameter shaft commissioned in 1980 which is concrete lined along the entire 340 metre length and an access ramp from surface. The Selebi shaft is equipped with a double drum production hoist, a double drum services hoist, two 6 tonne skip and a 70-person cage with a daily capacity of 3,600 tonnes per day. The infrastructure also includes two inclined shafts down to 900 metres, a hoist room and winder, headframe, surface structures and two overhead power lines.

The Selebi North deposit is serviced by a 3.5 metre diameter shaft commissioned later in 1990 and has an access ramp from the surface. The Selebi North shaft is equipped with a Koepe hoist with a two cage 6 tonne skip. The cage has a four person capacity. The shaft limitation implies that it is mainly used for ore skipping with a daily capacity of 1,500 tonnes per day. The Selebi North shaft runs a length of 730 metres and is supported by an additional decline down to 1000 metres. This shaft is also supported by hoist room and winder, headframe, surface structures and overhead power lines.

The two shafts are fully functional, and the care and maintenance of the remaining infrastructure is ongoing. The Company estimates that the replacement cost of the current infrastructure at the Selebi Mine would be approximately US$400 million.

Quality Control

The drilling was completed by Mitchell Drilling of Botswana utilizing a Sandvik UDR1500 and a Boart Longyear LF-160 diamond drill rig. Drill core samples (47.75mm NQ) are cut in half by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared Blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu, Co and S are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81). Ag analyses are completed using a four acid digestion with ICP-AES Finish (ME-ICP61).

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including to review the assumptions, limitations and data verification relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under PNRL's issuer profile.

Historical Estimate

The historical SAMREC compliant resource (the "Historic SAMREC Resource") that was calculated for the Selebi Mine in 2016 is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic SAMREC Resource could be indicative of the presence of mineralization on the Selebi deposit, a qualified person has not completed sufficient work to classify the historical mineral estimate as a current mineral resource estimate and PNRL is not treating the historical mineral estimates as current mineral resource estimate.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison Chief Executive Officer Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash Vice President Business Development +1 (604) 770-4334 Toll-Free: 1-833-770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the timing and ability of the Company to report additional assay results; the ability of exploration results (including drilling) to accurately predict mineralization; the significance of exploration (including drilling) results; the objectives of the first phase; the ability of the Company to transition to underground resource drilling at Selebi North and Selebi; the ability of assay results to indicate mine horizons and mineralization, at all, including beyond the limits of legacy production; management's interpretation of BHEM data; the ability of the Company to use exploration drifts for underground drilling to optimize drilling and the time and cost to develop a PEA compliant resource; the timing and ability of the Company (if at all) to commence underground drilling at Selebi North; the timing and ability (if at all) of the Company prepare an inferred mineral resource on Selebi North in accordance with NI 43-101; the ability of the Company to compile and verify historic data; the potential for establishing a mineral resource estimate on the Selebi deposit at depth; the Selebi North mineralization remaining open at depth and having a potential for a mineral resource estimate; and the business and prospects of the Company. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perception of geology and mineralization; perceptions of historical trends, current conditions and expected future developments, current information available to the management of the Company, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning the Company, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of the Company, which is filed with the Canadian securities commissions and available electronically under the Company's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the filing statement of the Company dated July 22, 2022, which are available electronically on SEDAR (www.sedar.com) under the PNRL's issuer profile. The forward-looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figure 1. Selebi Drill Results: Inclined Long Section

Figure 2. Drill Hole SMD-22-001-W1 and SMD-22-002 Location Map

27°47'E
27°48'E
27°49'E
27°50'E
22°1'S
22°2'S
22°3'S
22°4'S
KEY MAP
Map Area
BOTSWANA
Gaborone
0
500
Kilometers
SELEBI NORTH
SMD-22-005
SMD-22-006a
SMD-22-007a
SMD-22-001 & SMD-22-001-W1
SMD-22-002
SMD-22-003 & SMD-22-004
SMD-22-001-W1:
12.55m @ 0.39% Ni, 1.99% Cu, 0.02% Co, 5.42 ppm Ag
Incl. 6.40m @ 0.52% Ni, 2.63% Cu, 0.03% Co, 7.49 ppm Ag
SELEBI
N
0
1
2
Kilometers
Legend
Mine shaft
Stopes and UG workings
Outlines of 2016 Selebi and Selebi North resources
Interpreted mineralized amphibolite from BHEM and geological data
2022 Drill Holes (labeled)
BHEM surveyed
In progress / on hold
Historical Drill Holes
Surface hole
BHEM surveyed